SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 30 December, 2011

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

Exhibit 1.1	Transaction in Own Shares dated 5 December 2011
Exhibit 1.2	Transaction in Own Shares dated 8 December 2011
Exhibit 1.3	Director Declaration dated 12 December 2011
Exhibit 1.4	Transaction in Own Shares dated 12 December 2011
Exhibit 1.5	Director/PDMR Shareholding dated 12 December 2011
Exhibit 1.6	Transaction in Own Shares dated 15 December 2011
Exhibit 1.7	Director/PDMR Shareholding dated 21 December 2011
Exhibit 1.8	Director/PDMR Shareholding dated 21 December 2011
Exhibit 1.9	Transaction in Own Shares dated 22 December 2011
Exhibit 2.0	Director/PDMR Shareholding dated 23 December 2011
Exhibit 2.1	Transaction in Own Shares dated 29 December 2011
Exhibit 2.2	Total Voting Rights dated 30 December 2011

Exhibit 1.1

BP p.l.c. - Transaction in Own Shares

BP p.l.c. - 5 December 2011

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 5 December 2011 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                          5 December 2011
Number of ordinary shares transferred:         2,266
Highest transfer price per share:                    £4.20
Lowest transfer price per share:                    £3.94

Following the above transfer, BP p.l.c. holds 1,838,637,007 ordinary shares in treasury, and has 18,963,312,507 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.2

BP p.l.c. - Transaction in Own Shares

BP p.l.c. - 8 December 2011

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 8 December 2011 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                              8 December 2011
Number of ordinary shares transferred:             1,932
Transfer price per share:                                  £5.00

Following the above transfer, BP p.l.c. holds 1,838,635,075 ordinary shares in treasury, and has 18,963,314,439 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.3

BP p.l.c. - Director Declaration

BP p.l.c. - 12 December 2011

The following notification is made in accordance with paragraph 9.6.13R of the FSA Listing Rules.

BP p.l.c. announces that Andrew Shilston, who has been appointed a Non-Executive Director of BP p.lc. with effect from 1 January 2012 (see RNS number 7131T released on 9 November 2011), has advised that he has no additional Directorships to disclose in respect of paragraph 9.6.13R (1) and no details to disclose in respect of paragraph 9.6.13R (2) to (6) of the Listing Rules.

Exhibit 1.4

BP p.l.c. - Transaction in Own Shares

BP p.l.c. - 12 December 2011

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 12 December 2011 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                          12 December 2011
Number of ordinary shares transferred:         5,781
Highest transfer price per share:                   £4.55
Lowest transfer price per share:                   £4.20

Following the above transfer, BP p.l.c. holds 1,838,629,294 ordinary shares in treasury, and has 18,963,328,020 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.5

BP p.l.c. - Director/PDMR Shareholding

BP p.l.c. - 12 December 2011

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons
BP p.l.c. was advised on 12 December 2011 by Computershare Plan Managers that on 12 December 2011 the following Director and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £4.5205 per share through participation in the BP ShareMatch UK Plan
:-

Director

Mr I.C. Conn                70 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy                70 shares
Mr B. Looney              70 shares
Mr S. Westwell            68 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.6

BP p.l.c. - Transaction in Own Shares

BP p.l.c. - 15 December 2011

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 15 December 2011 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                              15 December 2011
Number of ordinary shares transferred:             614,420
Transfer price per share:                                  £4.5205

Following the above transfer, BP p.l.c. holds 1,838,014,874 ordinary shares in treasury, and has 18,963,942,440 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.7

BP p.l.c. - Director/PDMR Shareholding

BP p.l.c. - 21 December 2011

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

On 20 December 2011 BP p.l.c. was advised by Equiniti that on 19 December 2011 the following individuals acquired the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their name at a Reference share price of $7.257 per share, through the BP Scrip Dividend Programme.

		Ordinary shares
Dr M.C Daly	Senior executive (a person discharging managerial responsibility)	57
Mr B. Looney	Senior executive (a person discharging managerial responsibility)	40
Mrs C. F. Shorten Conn	Connected person of Mr I. C. Conn, a Director of BP p.l.c.	309

BP p.l.c. was advised on 20 December 2011 by Fidelity Stock Plan Services LLC, that on 19 December 2011 the following senior executives (persons discharging managerial responsibility) in BP p.l.c. acquired the number of BP Restricted Share Units shown opposite their name at a Reference share price US$44.245 per ADS (ISIN number US0556221044), as a result of participation in the Scrip Dividend Programme. 1 ADS is equivalent to 6 ordinary shares.

	Deferred Annual Bonus Plan	Executive Performance Plan	Restricted Share Plan	Long Term Performance Plan
Mr M. Bly	267.609	324.121	405.598	120.026
Mr R. Fryar	236.620	307.089	418.740	N/A
Mr A. Hopwood	151.080	292.385	418.740	N/A
Mr H. L. McKay	567.493	380.894	761.298	N/A

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.8

BP p.l.c. - Director/PDMR Shareholding

BP p.l.c. - 21 December 2011

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. announces that on 21 December 2011 the following senior executives (persons discharging managerial responsibility) in BP p.l.c. acquired the number of options shown opposite their name to purchase ordinary shares at £4.44 per share under the BP Plan 2011, exercisable from 21 December 2014.

Ordinary shares (ISIN number GB0007980591)

Options acquired
Mr R. Bondy	750,000
Dr M. C. Daly	750,000
Mr B. Looney	750,000
Dr H. Schuster	750,000

BP p.l.c. also announces that on 21 December 2011 the following senior executives (persons discharging managerial responsibility) in BP p.l.c. acquired the number of options shown opposite their name to purchase ADSs at US$41.89 per ADS under the BP Plan 2011, exercisable from 21 December 2014.

ADSs (ISIN number US0556221044)
1 ADS is equivalent to 6 Ordinary shares

Options acquired
Mr M. Bly	125,000
Mr R. Fryar	125,000
Mr A. Hopwood	125,000
Mr H. L. McKay	125,000

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.9

BP p.l.c. - Transaction in Own Shares

BP p.l.c. - 22 December 2011

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 22 December 2011 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                             22 December 2011
Number of ordinary shares transferred:            503,142
Transfer price per share:                                 £4.3765

Following the above transfer, BP p.l.c. holds 1,837,508,209 ordinary shares in treasury, and has 18,975,855,288 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 2.0

BP p.l.c. - Director/PDMR Shareholding

BP p.l.c. - 23 December 2011

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 22 December 2011 by Mr B R Nelson, a director of BP p.l.c., that on 22 December 2011 he acquired on the London Stock Exchange 11,040 BP ordinary shares (ISIN number GB0007980591), at a price of £4.499441 per share.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 2.1

BP p.l.c. - Transaction in Own Shares

BP p.l.c. - 29 December 2011

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 29 December 2011 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                             29 December 2011
Number of ordinary shares transferred:            271
Transfer price per share:                                 £3.68

Following the above transfer, BP p.l.c. holds 1,837,507,938 ordinary shares in treasury, and has 18,975,902,659 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 2.2

BP p.l.c. - Total Voting Rights

BP p.l.c. - 30 December 2011

BP p.l.c.
Total voting rights and share capital
As at 30 December 2011, the issued share capital of BP p.l.c. comprised 18,975,902,388 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,837,508,209. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 18,980,984,888. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

This announcement is made in accordance with the requirements of Disclosure and Transparency Rule 5.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 4 January 2012

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary